December 23, 2011
Chetan Aras
(617) 235-4814
chetan.aras@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Chad Eskildsen

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 29 and Post-Effective Amendment No. 30
Dear Mr. Eskildsen:
I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 29 (“Amendment 29”) and Post-Effective Amendment No. 30 (“Amendment 30”) to the Trust’s Registration Statement on Form N-1A. The Trust filed Amendment 29 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on September 30, 2011 in connection with the registration of certain share classes of each of Allianz AGIC Global Managed Volatility Fund (the “Global Managed Volatility Fund”), Allianz Global Investors Solutions 2025 Fund (the “2025 Fund”), Allianz Global Investors Solutions 2035 Fund (the “2035 Fund”), Allianz Global Investors Solutions 2045 Fund (the “2045 Fund”) and Allianz Global Investors Solutions 2055 Fund (the “2055 Fund” and, together with the 2025 Fund, the 2035 Fund and the 2045 Fund, the “New Target Date Funds”), each a new series of the Trust. The Trust filed Amendment 30 pursuant to Rule 485(a) under the Securities Act on October 5, 2011 in connection with the registration of Class A shares of each of Allianz AGIC Micro Cap Fund (the “Micro Cap Fund”) and Allianz AGIC Ultra Micro Cap Fund (the “Ultra Micro Cap Fund” and, together with the Micro Cap Fund, the Global Managed Volatility Fund and the New Target Date Funds, the “Funds”).
We received your oral comments regarding Amendment 29 and Amendment 30 via telephone on November 14, 2011 and November 17, 2011, respectively. During our discussion on November 17, 2011, you agreed that it would be permissible for us to submit a single filing pursuant to Rule 485(b) under the Securities Act with respect to Amendment 29 and Amendment 30. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 34 to the Trust’s Registration Statement, which was filed on December 14, 2011, pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”).

Amendment 29
General
1.	Comment: Amendment 29 was filed with respect to the Global Managed Volatility Fund and the New Target Date Funds. Please explain why Amendment 29 also included disclosure on the Micro Cap Fund and the Ultra Micro Cap Fund.

Response: The Trust respectfully submits that Amendment 29 explicitly states that it is not intended to relate to any Funds other than the Global Managed Volatility Fund and the New Target Date Funds. The Trust originally intended to file one amendment with respect to all of the Funds on September 30, 2011, but the EDGAR system was unable to process a single filing which included both new series and existing series of the Trust. This limitation required a last-minute adjustment that prevented us from being able to remove the extraneous information. As agreed with the Staff via telephone, on December 14, 2011, the Trust filed a combined 485(b) filing (the “485(b) Filing”) which relates to both Amendment 29 and Amendment 30.

2.	Comment: For each Fund reflecting an expense reimbursement and/or fee waiver arrangement in its Annual Fund Operating Expenses table pursuant to Instruction 3(e) to Item 3 of Form N-1A, please add disclosure to the corresponding footnotes, to the extent possible, reflecting who may terminate the arrangement(s) and the circumstances under which it, or they, may be terminated.

Response: The requested changes have been made. The footnotes to the expense tables have been revised where applicable to indicate that the expense reimbursement and fee waiver arrangements are irrevocable by the Fund’s manager through the date indicated in the related footnote.

3.	Comment: Please revise the section titled “Principal Risks” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “Please see ‘Summary of Principal Risks’ in the Fund’s statutory prospectus for a more detailed description of the Fund’s risks.”

Response: The Trust respectfully submits that that the noted cross reference remains appropriate in the Fund Summaries. While the descriptions of the Fund’s principal risks within each Fund’s Fund Summary stand on their own, the cross-reference helpfully directs readers to where they may find more detailed information with respect to each risk if desired. The Trust submits that such a cross-reference provides a vital link in effectively implementing a “layered” disclosure framework as embodied in the 2009 revisions to Form N-1A and Rule 498 under the Securities Act.

4.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary as set forth in Amendment 29 to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summary for each Fund, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the closely related process for the pricing of Fund shares.

5.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary as set forth in Amendment 29 to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and consistent with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).
Global Managed Volatility Fund
6.	Comment: Please remove the word “Estimated” from the column of the fee table titled “Estimated Other Expenses” in the Global Managed Volatility Fund’s Fund Summary.

Response: The requested change has been made.

7.	Comment: Please revise the section titled “Principal Investment Strategies” in the Global Managed Volatility Fund’s Summary Prospectus to remove the following disclosure: “In response to unfavorable market and other conditions, the Fund may deviate from its principal strategies by making temporary investments of some or all of its assets in high-quality fixed income securities, cash and cash equivalents. The Fund may not achieve its investment objective when it does so.”

Response: The requested change has been made.

8.	Comment: The Staff notes that “Focused Investment Risk” is included in the section titled “Principal Risks” in the Global Managed Volatility Fund’s Fund Summary but is

not included in the Fund’s Statutory Prospectus. Please explain this apparent discrepancy.

Response: The Fund’s Statutory Prospectus has been revised to include “Focused Investment Risk” in accordance with the Fund’s Fund Summary.
New Target Date Funds
9.	Comment: Please remove the following footnote from the fee table for each of the New Target Date Funds, given that such Funds are newly formed: “Advisory Fees and Other Expenses have been restated to reflect current advisory and administrative fee rates.”

Response: The noted disclosure has been removed as it is not applicable to the New Target Date Funds.

10.	Comment: For each of the New Target Date Funds, please provide disclosure indicating that the “Other Expenses” set forth in the fee table are estimated.

Response: The following footnote disclosure has been added below the fee table for each of the New Target Date Funds:
“Other Expenses are based upon estimated amounts for the Fund’s initial fiscal year and include organizational expenses.”
11.	Comment: Please revise the section titled “Management of the Fund” in the Fund Summary for each of the New Target Date Funds to remove certain disclosure on the scope of each portfolio manager’s responsibilities, which is not required by Form N-1A.

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summary for each Fund, as it provides investors with relevant and beneficial information regarding each portfolio manager’s distinct role in managing the Fund.

12.	Comment: Do underlying funds that invest in Cayman subsidiaries comprise greater than 25% (in the aggregate) of any of the New Target Date Funds?

Response: The Trust confirms that underlying funds that invest in Cayman subsidiaries are not expected to comprise greater than 25% (in the aggregate) of any of the New Target Date Funds.
Amendment 30
13.	Comment: Please confirm that any fee waiver disclosed below the “Annual Fund Operating Expenses” table for each of the Micro Cap Fund and the Ultra Micro Cap Fund will be in effect for not less than one year from the effective date of the Fund’s registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Trust confirms that the fee waivers disclosed in the fee table for the Micro Cap Fund and the Ultra Micro Cap Fund in Amendment No. 34 will be in effect through March 31, 2013.

14.	Comment: Please confirm that any agreement to waive or reimburse the Micro Cap Fund’s or the Ultra Micro Cap Fund’s management fee has been filed as an exhibit to the 485(b) Filing.

Response: The Trust confirms that the Form of Revised Schedule to Expense Limitation Agreement (Schedule A) for the Micro Cap Fund and the Ultra Micro Cap Fund has been filed as an exhibit to the 485(b) Filing.

15.	Comment: Please disclose the rate of Portfolio Turnover within the Fund Summary for the Micro Cap Fund and the Ultra Micro Cap Fund.

Response: The following disclosure has been added to the Micro Cap Fund’s Fund Summary: “The Fund’s portfolio turnover rate for the fiscal year ended November 30, 2010 was 112% of the average value of its portfolio.” The following disclosure has been added to the Ultra Micro Cap Fund’s Fund Summary: “The Fund’s portfolio turnover rate for the fiscal year ended November 30, 2010 was 123% of the average value of its portfolio.”

16.	Comment: Please confirm that the Fund Summaries for the Micro Cap Fund and the Ultra Micro Cap Fund reflect the most recent rebalancing date for the Russell Microcap Growth Index. The Staff notes that the Fund Summaries currently reference the Russell Microcap Growth Index as of June 30, 2010.

Response: The Russell Microcap Growth Index is reconstituted annually and the last reconstitution took place in June of 2011.[1] The disclosure has been revised in the 485(b) Filing to reference the Russell Microcap Growth Index as of September 30, 2011, which reflects the most recent rebalancing date.

17.	Comment: Please revise the “Principal Investment Strategies” section in the Fund Summary for the Micro Cap Fund to remove the following disclosure, which is not required by Form N-1A: “Effective August 25, 2010, the Fund changed its name from “Allianz NACM Micro Cap Fund” in connection with the Fund’s previous sub-adviser, Nicholas-Applegate Capital Management LLC, transferring its advisory business to the Fund’s current sub-adviser.” Please also revise the corresponding section for the Ultra Micro Cap Fund to remove the following disclosure, which is not required by Form N-1A: “Effective August 25, 2010, the Fund changed its name from “Allianz NACM Ultra Micro Cap Fund” in connection with the Fund’s previous sub-adviser, Nicholas-Applegate Capital Management LLC, transferring its advisory business to the Fund’s current sub-adviser.”

[1]	Source: http://www.russell.com/indexes/tools-resources/reconstitution.asp (last visited on November 30, 2011).

Response: The requested changes have been made.

18.	Comment: The section titled “Performance Information” in the Fund Summary for the Micro Cap Fund and the Ultra Micro Cap Fund indicates that performance information shown for periods prior to the inception date of the Class A shares of each Fund is based on the performance of the older Institutional Class shares. Please explain to the Staff how the performance information shown for the new Class A shares takes into account class-specific expenses of the base Institutional Class and any management fee waivers or reimbursements that were in place during periods covered under the performance tables.

Response: The Trust confirms that the performance information for Class A shares is based on historic performance of Institutional Class shares, after management fee waivers and reimbursements, and has been adjusted to take into account differences in distribution and other class-specific expenses relating to Class A shares. The noted disclosure has been revised as follows (additions denoted by underlining and deletions by ~~strikethrough~~):
“Performance information shown in the Average Annual Total Returns table for Class A shares is based on the performance of the Fund’s Institutional Class shares, adjusted to reflect the distribution and other class-specific ~~“other~~ expenses~~”~~ that are expected to be paid by Class A shares.”
19.	Comment: Please disclose year-to-date performance information for the Micro Cap Fund and the Ultra Micro Cap Fund as of the most recent calendar quarter.

Response: The requested changes will be reflected in a filing made pursuant to Rule 497(e) under the Securities Act on or about December 30, 2011.

20.	Comment: Please confirm that the performance data for each of the Micro Cap Fund and the Ultra Micro Cap Fund reflects the annual sales load for such Fund.

Response: The Trust confirms that the performance data for each Fund does include the annual sales load for such Fund.

21.	Comment: The Staff notes that certain risks listed in the “Characteristics and Risks of Securities and Investment Techniques” section do not appear in the Fund Summaries or “Principal Investments and Strategies of Each Fund” section in Amendment 30. Please explain this apparent discrepancy.

Response: The “Characteristics and Risks of Securities and Investment Techniques” section has been revised to eliminate the noted discrepancy in the 485(b) Filing.
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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4814) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Chetan Aras
Chetan Aras, Esq.

cc:	Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Jessica Reece, Esq.